Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES REVISED REVENUE EXPECTATIONS FOR FIRST QUARTER FISCAL YEAR 2012

Ottawa, Canada, June 3, 2011 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, announced today revised revenue expectations for its first quarter fiscal year 2012, ended May 31, 2011 of approximately $11 million.  A North American customer deferred a significant shipment of equipment into the future.  In addition, regulatory delays affected revenue to a DragonWave customer in the Middle East. DragonWave noted that these revised revenue expectations are preliminary and have not been reviewed by the company’s external auditors, and are subject to DragonWave’s completion of its customary quarterly closing and internal and external review procedures.

DragonWave plans to provide a full strategic update on its results conference call on July 7, 2011.

Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the revised estimate of revenue for the first quarter of fiscal year 2012 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties, including confirmation through DragonWave’s customary quarterly closing and internal and external review procedures as indicated above.  Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave’s Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Contact

John Lawlor

VP Investor Relations

DragonWave Inc.

jlawlor@dragonwaveinc.com

Tel: 613-895-7000